

EAGLE POINT INCOME COMPANY INC.

JULY 2019

Filed pursuant to Rule 497(a)
File No. 333-231921
Rule 482ad

Common Stock Data as of 7/31/19[1]

NYSE Symbol	EIC	Closing Price per Share	$19.92
Total Net Asset Value (est.)	$115.9mm	Net Asset Value per Share (est.)	$19.79
Total Market Capitalization[2]	$116.6mm	Premium / Discount[3]	0.66%

Summary of Underlying Portfolio Characteristics[4]

Number of Unique Underlying Loan Obligors	1,263
Largest Exposure to an Individual Obligor	1.12%
Average Individual Loan Obligor Exposure	0.08%
Top 10 Obligors Loan Exposure	6.13%
Currency: USD Exposure	100.00%
Aggregate Indirect Exposure to Senior Secured Loans[5]	97.42%
Weighted Average Junior OC Cushion	4.69%
Weighted Average Market Value of Loan Collateral	97.68%
Weighted Average Stated Loan Spread	3.57%
Weighted Average Loan Rating[6]	B+/B
Weighted Average Loan Maturity	5.3 years
Weighted Average Remaining CLO Reinvestment Period	3.6 years

Summary of the Portfolio of Investments as of 7/31/19

Weighted Average Coupon of CLO Debt	L + 5.84%
Weighted Average Mark on CLO Debt	93.34%
Weighted Average Effective Yield on CLO Equity	15.49%

Note: Calculations above for CLO debt are based on par value.

BB-Rated CLO Debt: $70.9mm (86%)



B-Rated CLO Debt: $1.8mm (2%)

CLO Equity: $9.4mm (11%)

Note: Chart above is based on fair market value.

Top 10 Underlying Obligors[4]

Obligor	% Total
Altice	1.1%
Asurion	0.7%
TransDigm	0.7%
CenturyLink	0.6%
Refinitiv	0.6%
Caesars Entertainment	0.5%
Energy Future Holdings	0.5%
Envision Healthcare Holdings	0.5%
Valeant Pharmaceuticals International	0.5%
Numericable	0.5%
Total	**6.1%**

Top 10 Industries of Underlying Obligors[4,7]

Industry	% Total
Technology	11.1%
Health Care	8.5%
Publishing	7.9%
Financial Intermediaries	6.6%
Lodging & Casinos	6.1%
Telecommunications	6.0%
Commercial Services & Supplies	5.7%
Chemicals & Plastics	4.4%
Building & Development	4.1%
Utilities	3.4%
Total	**63.6%**

Diversification by Geography of Underlying Obligors[4]

Country	% Total
United States	93.2%
Netherlands	1.6%
Canada	1.4%
Luxembourg	1.3%
United Kingdom	1.2%
Germany	0.5%
France	0.4%
Australia	0.3%
Sweden	0.1%
Other	0.1%
Total	**100.0%**

Diversification by Credit Type of Underlying Obligors[4]

Credit Type	% Total
First Lien	97.4%
Second Lien	1.8%
Unsecured Loan	0.8%
Senior Unsecured Bond	0.0%
Total	**100.0%**


Rating Distribution of Underlying Obligors[4,6]



Maturity Distribution of Underlying Obligors[4]



Price Distribution of Underlying Obligors[4]



Stated Spread Distribution of Underlying Obligors[4]



Notes

Note: Amounts shown in this report are rounded and therefore totals may not foot.

1. The Company determines its net asset value on a quarterly basis. The net asset value and net asset value per share shown herein (A) are unaudited and estimated by management, (B) are shown for informational purposes only, and (C) are as of the date noted above. Estimates with respect to a calendar quarter end are subject to revision when the Company determines its quarterly net asset value. The net asset value of the Company is calculated as the sum of the value of the Company's portfolio, any cash or cash equivalents held by the Company and the Company's other assets less the Company's liabilities. Net asset value per share is determined by dividing the net asset value of the Company by the number of shares of the Company's common stock outstanding as of the date shown above.

2. Market capitalization of EIC as of July 31, 2019 closing price. Market capitalization for periods after July 31, 2019 will vary based on stock price performance.

3. Premium / discount for periods after July 31, 2019 will vary based on stock price performance and Company performance.

4. The information presented herein is on a look-through basis to the collateralized loan obligation, or "CLO" and other related investments held by the Company as of July 31, 2019 (except as otherwise noted) and reflects the aggregate underlying exposure of the Company based on the portfolios of those investments. The data is estimated and unaudited and is derived from CLO trustee reports received by the Company relating to July 2019 and from custody statements and/or other information received from CLO collateral managers and other third party sources. Information relating to the market price of underlying collateral is as of month end; however, with respect to other information shown, depending on when such information was received, the data may reflect a lag in the information reported. As such, while this information was obtained from third party data sources, July 2019 trustee reports and similar reports, other than market price, it does not reflect actual underlying portfolio characteristics as of July 31, 2019 and this data may not be representative of current or future holdings. The Weighted Average Remaining Reinvestment Period information is based on the fair value of CLO equity and debt investments held by the Company at the end of the reporting period.

5. We obtain our exposure in underlying senior secured loans indirectly through our CLO and related investments.

6. Credit ratings shown are based on those assigned by Standard & Poor's Rating Group, or "S&P," or, for comparison and informational purposes, if S&P does not assign a rating to a particular obligor, the weighted average rating shown reflects the S&P equivalent rating of a rating agency that rated the obligor provided that such other rating is available with respect to a CLO or related investment held by us. In the event multiple ratings are available, the lowest S&P rating, or if there is no S&P rating, the lowest equivalent rating, is used. The ratings of specific borrowings by an obligor may differ from the rating assigned to the obligor and may differ among rating agencies. For certain obligors, no rating is available in the reports received by the Company. Such obligors are not shown in the graphs and, accordingly, the sum of the percentages in the graphs may not equal 100%. Ratings below BBB- are below investment grade. Further information regarding S&P's rating methodology and definitions may be found on its website (www.standardandpoors.com).

7. Industry categories are based on the S&P industry categorization of each obligor as reported in CLO trustee reports to the extent so reported. Certain CLO trustee reports do not report the industry category of all of the underlying obligors and where such information is not reported, it is not included in the summary look-through industry information shown. As such, the Company's exposure to a particular industry may be higher than that shown if industry categories were available for all underlying obligors. In addition, certain underlying obligors may be re-classified from time to time based on developments in their respective businesses and/or market practices. Accordingly, certain underlying borrowers that are currently, or were previously, summarized as a single borrower in a particular industry may in current or future periods be reflected as multiple borrowers or in a different industry, as applicable.

EAGLE POINT INCOME COMPANY



EAGLE POINT INCOME COMPANY INC.

JULY 2019

Important Information

Investors should consider Eagle Point Income Company Inc.'s (the "Company") investment objectives, risks, charges and expenses carefully before investing in securities of the Company. The Company's prospectus contains this and other important information about the fund. Investors should read the Company's prospectus and Securities and Exchange Commission ("SEC") filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. There is no guarantee that any of the goals, targets or objectives described in this report will be achieved. An investment in the Company is not appropriate for all investors. The investment program of the Company is speculative, entails substantial risk and includes investment techniques not employed by traditional mutual funds. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss. **Past performance is not indicative of, or a guarantee of, future performance.** The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

From time to time, the Company may have a registration statement relating to one or more of its securities on file with the SEC. Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement is filed with the SEC is effective.

The information and its contents are the property of the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law.

ABOUT EAGLE POINT INCOME COMPANY

The Company is a publicly-traded, non-diversified, closed-end management investment company. The Company's investment objective is to generate high current income, with a secondary objective to generate capital appreciation by investing primarily in junior debt tranches of CLOs. In addition, the Company may invest up to 20% of its total assets (at the time of investment) in CLO equity securities and related securities and instruments (primarily via minority ownership positions). The Company is externally managed and advised by Eagle Point Income Management LLC. The Company makes a monthly estimate of NAV and certain additional financial information available to investors via our website (www.eaglepointincome.com). This information includes (1) an estimated range of the Company's NII and realized capital gains or losses per share of common stock for each calendar quarter end, generally made available within the first fifteen days after the applicable calendar month end, (2) an estimate of the Company's NAV per share of common stock for the prior month end and certain additional portfolio-level information, generally made available within the first fifteen days after the applicable calendar month end, and (3) with respect to each calendar quarter end, an updated estimate of the Company's NII and realized capital gains or losses for the applicable quarter, if available